Exhibit 99.1
LJ International Inc. to Present at The Ninth Annual JMP Securities Research
Conference
Hong Kong, April 22, 2010 — LJ International, Inc. (LJI) (the “Company”) (NasdaqGM: JADE), a leading jewelry manufacturer and retailer, today announced that Ringo Ng, Chief Financial Officer, will present at The Ninth Annual JMP Securities Research Conference. The conference will be held May 10-12, 2010, at The Ritz-Carlton, San Francisco.
Mr. Ng will be speaking on Tuesday, May 11, 2010 at 8.30am Pacific Time/11:30am Eastern Time in the Colonnade Room. The presentation will be broadcast live on the internet at http://www.wsw.com/webcast/jmp10/jade/. Additional one-on-one investor meetings will be scheduled in and around the conference.
“We are pleased to be part of the JMP Conference. As part of our ongoing efforts to widen investor outreach and communicate the LJ International opportunity to existing and new investors, the JMP conference is an ideal venue to meeting the buy-side.” stated Mr. Ng.
Founded in 2000, JMP Securities is a full-service investment bank that provides equity research, institutional brokerage and investment banking services to public and private growth companies and their investors. The firm is a subsidiary of publicly traded JMP Group Inc. (NYSE: JMP). For more information regarding the conference, please visit http://www.jmpsecurities.com/about/events.html.
About LJ International Inc.
LJ International Inc. (LJI) (NasdaqGM: JADE — News) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and

Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Richard Cooper
Chief Financial Officer	Managing Director/Chairman
LJ International Inc.	Strategic Growth International, Inc.
Tel: 011-852-2170-0018	Tel: 212-838-1444
ringong@ljintl.com	jzimmons@sgi-ir.com/ rcooper@sgi-ir.com
www.ljintl.com	www.sgi-ir.com